Contact

www.linkedin.com/in/bradley-hopper-151398127 (LinkedIn)
www.hopperdesignworks.com/gallery-1 (Company)
lovelifesciences.com (Company)

Top Skills

Design
Critical Thinking
Computer-Aided Design (CAD)

Bradley Hopper

Founder of Hopper Design works | Co-Founder and CTO of Love Lifesciences LLC
Topeka, Kansas, United States

Experience

Love Lifesciences LLC
Co-Founder, CTO
October 2020 - Present (2 years)
United States

Hopper Design Works
Founder/operator
October 2017 - Present (5 years)
Topeka, Kansas, United States

Hopper design works is a home goods manufacturer that brings sustainability and joy to its customers through handcrafted home goods all the way from custom furniture to high end serving boards and bowls.

PRAIRIE PROPER CLOTHING COMPANY LLC
Partner
January 2013 - October 2017 (4 years 10 months)
Topeka, Kansas, United States

A clothing company representing the strong Midwestern roots which I was raised on.

Neighborhood Boy’s Lawncare LLC
Partner
March 2016 - August 2016 (6 months)
Bentonville, Arkansas, United States

Residential and commercial lawn service.

Education

The University of Kansas
Bachelor's degree, Industrial and Product Design · (2017 - 2019)

University of Arkansas
Business/Commerce, General · (2015 - 2017)